                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------

                                 Schedule 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 8)


                            American Healthways, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    02649V 10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-(c)
         [X]   Rule 13d-1(d)



                                Page 1 of 5 Pages


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---------------------------                               ----------------------
    CUSIP NO. 02649V 10                 13G/A               Page 2 of 5 Pages
---------------------------                               ----------------------


--------------------------------------------------------------------------------
      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Thomas G. Cigarran
--------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]

                                                                     (b)   [ ]
--------------------------------------------------------------------------------
      3  SEC USE ONLY


--------------------------------------------------------------------------------
      4  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                        5  SOLE VOTING POWER
      NUMBER OF
       SHARES                 795,615
                      ----------------------------------------------------------
    BENEFICIALLY        6  SHARED VOTING POWER
      OWNED BY
                              0
                      ----------------------------------------------------------
       EACH             7  SOLE DISPOSITIVE POWER
     REPORTING
                              795,615
                      ----------------------------------------------------------
      PERSON            8  SHARED DISPOSITIVE POWER
       WITH
                              0
--------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  795,615
--------------------------------------------------------------------------------
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      (a)  [ ]

--------------------------------------------------------------------------------

     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  9.5%
--------------------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------


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---------------------------                               ----------------------
    CUSIP NO. 02649V 10                 13G/A               Page 3 of 5 Pages
---------------------------                               ----------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!


Item 1(a).            Name of Issuer:                 American Healthways, Inc.
                                                      ("AMHC")

Item 1(b).            Address of Issuer's             3841 Green Hills Village Drive
                      Principal Executive             Nashville, Tennessee 37215
                      Offices:


Item 2(a).            Name of Person Filing:          Thomas G. Cigarran

Item 2(b).            Address of Principal            3841 Green Hills Village Drive
                      Business Office:                Nashville, Tennessee 37215


Item 2(c).            Organization/Citizenship:       United States citizen

Item 2(d).            Title of Class                  Common stock, $.001 par value
                      of Securities:                  ("Common Stock")

Item 2(e).            CUSIP Number:                   02649V 10

Item 3.               Inapplicable.

Item 4.                Ownership.



                    TOTAL SHARES
                       OF AMHC
                       COMMON                                                       SOLE          SHARED
                        STOCK            PERCENT          SOLE        SHARED        POWER         POWER
                    BENEFICIALLY           OF            VOTING       VOTING         TO            TO
   PERSON              OWNED            CLASS(1)          POWER       POWER        DISPOSE       DISPOSE
---------------    ---------------    -----------      ----------    ---------    ----------   ----------

Thomas G.             795,615(2)          9.5%          795,615         --         795,615         --
Cigarran



----------------

(1) Based on 8,237,015 shares of Common Stock outstanding as of December 31, 1999, plus 138,750 shares of Common Stock subject to options held by the reporting person, which are exercisable within 60 days of December 31, 1999.
(2) Includes 138,750 shares which the reporting person had the right to acquire within 60 days of December 31, 1999 upon exercise of options.


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    CUSIP NO. 02649V 10                 13G/A               Page 4 of 5 Pages
---------------------------                               ----------------------


Item 5.  Ownership of Five Percent or Less of a Class.

                 Inapplicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                 Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

                 Inapplicable.

Item 9.  Notice of Dissolution of Group.

                 Inapplicable.

Item 10. Certification.

                 Inapplicable.

---------------------------                               ----------------------
    CUSIP NO. 02649V 10               13G/A                 Page 5 of 5 Pages
---------------------------                               ----------------------




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    February 11, 2000
                                    --------------------------------------------
                                    Date

                                    /s/ Thomas G. Cigarran
                                    --------------------------------------------
                                    (Signature)

                                    Thomas G. Cigarran, President and Chief
                                    --------------------------------------------
                                    Executive Officer, American Healthways, Inc.
                                    --------------------------------------------
                                    (Name/Title)